MARCUM
ACCOUNTANTS ▲ ADVISORS

March 7, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: VivoPower International PLC

Commissioners:

We have read the statements made by VivoPower International PLC contained in its Report of Foreign Private Issuer on Form 6-K dated March 7, 2017. We agree with the statements concerning our Firm contained in such Form 6-K. We are not in a position to agree or disagree with other statements of VivoPower International PLC contained therein.

Very truly yours,

Marcum LLP

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